Exhibit 99.1

ZTO Express to Hold Annual General Meeting on June 14, 2023

SHANGHAI, May 9, 2023 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Wednesday, June 14, 2023, at 2 p.m. (local time), at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). An online live webcast of the meeting will also be made available for holders of ordinary shares of the Company as of the Record Date. The AGM Notice and the form of proxy for the AGM are available on the Company’s website at http://zto.investorroom.com. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

Holders of record of ordinary shares of the Company at the close of business on May 10, 2023, Hong Kong time (the “Record Date”), are entitled to notice of and to attend and vote at the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on May 10, 2023, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://zto.investorroom.com, The Stock Exchange of Hong Kong Limited’s website at www.hkexnews.hk or from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

Investor Relations Department
E-mail: ir@zto.com